May 23, 2018
   File No. 1-09973

VIA EDGAR

Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	The Middleby Corporation Form 10-K for Fiscal Year Ended December 30, 2017 Filed February 28, 2018 File No. 1-09973

Dear Terence O’Brien:

Set forth below is the response of The Middleby Corporation (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 25, 2018 (the “Comment Letter”), regarding the Form 10-K for the fiscal year ended December 30, 2017, filed February 28, 2018 (the “Form 10-K”).

The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

Form 10-K for the Fiscal Year Ended December 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 34

1.
We note that you recorded an impairment charge related to the Viking tradename within the Residential Kitchen Equipment Group primarily due to weaker than expected revenue performance in the current year and a corresponding reduction of future revenue expectations, as well as a decline in revenues attributable, in part, to the 2015 Viking product recall.  In order to provide information for investors to assess the probability of future goodwill impairment charges, and with specific emphasis related to your Residential Kitchen operating segment, please expand your disclosures to address the following:

•	Define the reporting unit level at which you test goodwill for impairment
•	Clarify whether your most recent goodwill impairment test was a qualitative or quantitative assessment and explain the factors you considered in making that determination
•
To the extent you performed quantitative assessments, disclose, if accurate, that the estimated fair values of the reporting units you tested substantially exceeded their carrying values.  Otherwise, for any reporting unit whose estimated fair value did not substantially exceed its carrying value, provide the following additional disclosures:

o	The percentage by which fair value exceeded carrying value at the date of the most recent step one test;
o	The amount of goodwill allocated to the reporting unit;
o	A detailed description of the methods and key assumptions used and how the key assumptions were determined;
o	A discussion of the degree of uncertainty associated with the key assumptions; and
o	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

We have reviewed and acknowledge your comments. In order to enhance our discussion of Critical Accounting Policies, we will provide additional disclosure in future filings to provide information for investors to assess the probability of future goodwill impairment charges. Below we provide an example of how we will enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

“Goodwill and Indefinite-Life Intangibles

The company’s business acquisitions result in the recognition of goodwill and other intangible assets, which are a significant portion of the company’s total assets. The company recognizes goodwill and other intangible assets under the guidance of ASC Topic 350-10, “Intangibles — Goodwill and Other.”  Goodwill represents the excess of acquisition costs over the fair value of the net tangible assets and identifiable intangible assets acquired in a business combination. Identifiable intangible assets are recognized separately from goodwill and include trademarks and trade names, technology, customer relationships and other specifically identifiable assets. Trademarks and trade names are deemed to be indefinite-lived. Goodwill and indefinite-lived intangible assets are not amortized, but are subject to impairment testing.

Goodwill Valuations

On an annual basis on the first day of the fourth quarter, or more frequently if triggering events occur, the company compares the estimated fair value to the carrying value to determine if a potential goodwill impairment exists. The reporting units at which we test goodwill for impairment are our operating segments.  These consist of the Commercial Foodservice Equipment Group, the Food Processing Equipment Group and the Residential Kitchen Equipment Group.  If the fair value is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of goodwill.

In conducting a qualitative assessment, the company analyzes a variety of events or factors that may influence the fair value of the reporting unit including, but not limited to: the results of prior quantitative assessments performed; changes in the carrying amount of the reporting unit; actual and projected revenue and operating margin; relevant market data for both the company and its peer companies; industry outlooks; macroeconomic conditions; liquidity; changes in key personnel; and the company's competitive position. Significant judgment is used to evaluate the totality of these events and factors to make the determination of whether it is more likely than not that the fair value of the reporting unit or indefinite-life intangible is less than its carrying value.

In performing a quantitative assessment, we estimate each reporting unit's fair value under an income approach using a discounted cash flow model. The income approach uses each reporting unit's projection of estimated operating results and cash flows that are discounted using a market participant discount rate based on a weighted-average cost of capital. The financial projections reflect management's best estimate of economic and market conditions over the projected period including forecasted revenue growth, operating margins, tax rate, capital expenditures, depreciation, amortization and changes in working capital requirements. Other assumptions include discount rate and terminal growth rate. The estimated fair value of each reporting unit is compared to their respective carrying values. Additionally, we validate our estimates of fair value under the income approach by comparing the fair value estimate using a market approach. A market approach estimates fair value by applying cash flow multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units. We consider the implied control premium and conclude whether it is reasonable based on other recent market transactions.

We performed a qualitative assessment as of October 1, 2017 over the Commercial Foodservice Equipment Group and the Food Processing Equipment Group reporting units and determined it is more likely than not that the fair value of our reporting units are greater than the carrying amounts.

We performed a quantitative assessment over the Residential Kitchen Equipment Group as of October 1, 2017 due to weaker than expected revenue performance and a corresponding reduction of future revenue expectations.  Based on the results of our annual quantitative assessment conducted on October 1, 2017, we concluded that no impairment existed as the fair value of our Residential Kitchen Equipment Group reporting unit substantially exceeded its carrying value.

In estimating the fair value of specific intangible assets, management relies on a number of factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and management’s judgment in applying them in the impairment tests of goodwill and other intangible assets.  If actual results are not consistent with management's estimate and assumptions, a material impairment could have an adverse effect on the company's financial condition and results of operations.

2.
We note that the impairment charge related to the Viking tradename appears to have been recorded in your fourth quarter of fiscal year 2017 without any prior forewarning of potential impairment related to this asset.  Please revise your discussion of your indefinite-lived intangible assets to address any trademarks and tradenames whose fair values are not substantially in excess of their carrying values.  Address any material uncertainty associated with those assets, and address the degree of uncertainty associated with the key assumptions used to determine their fair value.

We have reviewed and acknowledge your comments. In order to enhance our discussion of Critical Accounting Policies, we will provide additional disclosure in future filings to provide information for investors to assess the probability of future indefinite-lived intangible asset impairment charges. Below we provide an example of how we will enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

“Indefinite-Life Intangible Valuations
In performing a quantitative assessment of indefinite-life intangible assets other than goodwill, primarily trademarks and trade names, we estimate the fair value of these intangible assets using the relief-from-royalty method which requires assumptions related to projected revenues from our long-range plans; assumed royalty rates that could be payable if we did not own the trademark; and a discount rate using a market based weighted-average cost of capital. If the estimated fair value of the indefinite-life intangible asset is less than its carrying value, we would recognize an impairment loss.

Based on the quantitative assessment performed as of October 1, 2017, an impairment of our Viking tradename was determined to exist, primarily the result of weaker than expected revenue performance in the current year and a corresponding reduction of future revenue expectations. The impairment resulted from the decline in revenues attributable, in part, to the product recall announced in 2015 primarily related to products manufactured prior to the acquisition of Viking. The fair value of the Viking tradename was estimated to be $93.0 million as compared to the carrying value of $151.0 million and resulted in a $58.0 million indefinite-lived intangible asset impairment charge.

In performing the quantitative analysis on these trademark assets, significant assumptions used in our relief-from-royalty model included revenue growth rates, assumed royalty rates and the discount rate, which are discussed further below.

•
Revenue growth rates relate to projected revenues from our long-range plans and vary from brand to brand. Adverse changes in the operating environment or our inability to grow revenues at the forecasted rates may result in a material impairment charge. We performed a sensitivity analysis on the estimated fair values noting a 1% reduction of forecasted revenues to the Viking trade name projections would result in an impairment charge of approximately $6 million.

•
In determining royalty rates for the valuation of our trademarks, we considered factors that affect the assumed royalty rates that would hypothetically be paid for the use of the trademarks. The most significant factors in determining the assumed royalty rates include the overall role and importance of the trademarks in the particular industry, the profitability of the products utilizing the trademarks, and the position of the trademarked products in the given market segment. Based on this analysis, we determined a royalty rate of 7% for our Viking trade name. We performed a sensitivity analysis on the estimated fair values for Viking noting a 50 basis point reduction to the royalty rates would result in an impairment charge of approximately $7 million.

•
In developing discount rates for the valuation of our trademarks, we used the market based weighted average cost of capital, adjusted for higher relative level of risks associated with doing business in other countries, as applicable, as well as the higher relative levels of risks associated with intangible assets. Based on this analysis, we determined the discount rate to be 11.0% for Viking. We performed a sensitivity analysis on the estimated fair values for

Viking noting a 100 basis point increase to the discount rate would result in an impairment charge of approximately $10 million.

We performed a qualitative assessment as of October 1, 2017 over the other trademarks and trade names and determined it is more likely than not that the fair value of our other indefinite-life intangible assets are greater than the carrying amounts.

If actual results are not consistent with management's estimate and assumptions, a material impairment charge of our trademarks and trade names could occur, which could have an adverse effect on the company's financial condition and results of operations.”

If you have any questions or concerns, wish to discuss, or require clarification on any of the matters addressed herein, please do not hesitate to contact me at your convenience.

Very truly yours,

/s/ Timothy J. FitzGerald
Vice President and Chief Financial Officer